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Tanya L. Goins (214) 964-9416 tanya.goins@hklaw.com

June 4, 2018

VIA EDGAR
==========
Lauren Hamilton
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (the "Trust"); File Nos. 333-159484 and 811-22298

Dear Ms. Hamilton,
On May 15, 2018, you provided comments by telephone to Tanya Goins to the annual report of the series of the Trust for the period ended September 30, 2017. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Holland & Knight LLP to make on behalf of the Trust.
QCI Balanced Fund Annual Report
Comment 1. In the letter to shareholders, the adviser did not provide enough information about fund performance and the specific market factors that affected fund performance. In particular, the letter did not provide information on the investment strategies used and how the market affected them. Please provide more information about these specifics.
Response. Going forward, the adviser will provide more information about fund performance and how the market impacted that performance as well as the investment strategies used and how those were affected by the market.
Comment 2. In the portfolio of investments, the class of shares for the registered funds in which the fund invests should be provided in accordance with Rule 12-12 of Regulation S-X.
Response. The fund will include this information going forward.

Securities and Exchange Commission
June 4, 2018

Comment 3. In footnote 6 to the financial statements, it indicated that SEI held 47.97% of the fund. Please explain why there is no shareholder concentration risk in the fund's prospectus.
Response. Such a risk is not in the prospectus because SEI holds the shares of record but is not the beneficial owner of the shares.
Comment 4. The disclosure regarding the board of trustees' considerations in approving the advisory agreement is not the disclosure required. Please provide the correct disclosure.
Response. The incorrect disclosure was inadvertently provided in the annual report. The fund has provided the correct disclosure in the semi-annual report for the period ended March 31, 2018.
Sector Rotation Fund Annual Report
Comment 5. In the letter to shareholders, the adviser discussed the market generally, but did not provide enough information about how those market factors affected the fund's performance. Please provide more information about how the market impacts the fund specifically.
Response. Going forward, the adviser will provide more information about how the market impacted the fund specifically.
Comment 6. In footnote 6 to the financial statements, it indicated that Charles Schwab & Co., Inc. held 82.35% of the fund. Please explain why there is no shareholder concentration risk in the fund's prospectus.
Response. Such a risk is not in the prospectus because Charles Schwab & Co., Inc. holds the shares of record but is not the beneficial owner of the shares.

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If you have any questions or comments, please contact the undersigned at 214-964-9416.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins